                             Writer’s Direct Dial: +1 212 225 2208

                                 E-Mail: adelacruz@cgsh.com

December 1, 2017

VIA EDGAR

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re: Central Puerto S.A.

Draft Registration Statement on Form F-1

Submitted Confidentially on October 2, 2017

CIK No. 0001717161

Dear Ms. Ransom:

On behalf of our client, Central Puerto S.A. (“Central Puerto,” or the “Company”), we have set forth below the responses of the Company to the comments of the staff of the Office of Consumer Products (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 2, 2017 (the “Comment Letter”) with respect to the above referenced draft registration statement on Form F-1 (the “Registration Statement”), initially submitted by the Company to the Commission on October 2, 2017. For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

In addition to the amendments made in response to the Comment Letter, the Company has also updated the Registration Statement to include certain other information and data to reflect new developments since its October 2, 2017 submission, as well as generally to update the Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

The Company is also confidentially submitting to the Commission the aforementioned amended registration statement on Form F-1 (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by the Company, or on its behalf, to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide to the Staff copies of any such written communications in the event that they are utilized in the future in connection with the offering, whether or not it retains copies of such communications.

Prospectus Cover Page

2.	We note your indication that you are registering common shares which “may be represented by American depositary shares.” Tell us why there appears to be some uncertainty as to whether or not the common shares will be represented by American depositary shares. Please also clarify whether the amount of common shares (or ADSs) that you register on this registration statement reflects the amount issuable in the global offering or the international offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that under the terms of the underwriting arrangements currently being discussed the international underwriters intend to purchase common shares from the Selling Shareholders and will have the option, at their discretion, to receive all or any portion of those common shares in the form of ADSs for delivery to those investors in the international offering who wish to receive ADSs.

Regarding the amount of common shares (or ADSs) to be registered by the Company, the Company intends to register all of the common shares being offered in the global offering.

Risk Factors

Risks related to our Shares and ADSs, page 48

3.	We note your disclosure elsewhere that you, the ADS Depositary, and each owner and holder waives the right to a jury trial in an action against you or the ADS Depositary arising out of or relating to the deposit agreement. Please revise this section to disclose the risks to potential ADS holders associated with this provision of the deposit agreement.

Response: The Company acknowledges the Staff’s comment and, in response, has added disclosure about the risks to potential ADSs holders associated with their waiver of the right to a jury trial pursuant to the terms of the deposit agreement by revising a risk factor in the Preliminary Prospectus. See “Risk Factors—Risks Relating to our Shares and ADSs—Voting rights with respect to the ADSs are limited by the terms of the deposit agreement” on page 49 of the Preliminary Prospectus.

Capitalization, page 63

4.	Please revise the table in this section to reflect your capitalization as of a date no earlier than 60 days prior to the date of your registration statement. Refer to Item 3.B. of Part I of Form 20-F, and Item 4. of Part I of Form F-1.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure in the Preliminary Prospectus to update the capitalization table with information as of September 30, 2017, the date of the Company’s most recent consolidated balance sheet.

The Company believes that this approach is consistent with the Staff’s historical practice not to object where a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement (please see https://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P159_11129 and Item 6270 of the Division of Corporation Finance’s Financial Reporting Manual). Any significant changes in capitalization after September 30, 2017, such as debt or equity issuances, recapitalizations or special dividend payments, would be reflected in an “As Adjusted” column in the table and, as applicable, a footnote to such table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Electric Power Demand and Supply, page 76

5.	We note your statement in this section that, in 2016, “the available capacity was 27.35 GW . . . , which is 7.64% lower than the annual peak demand of 25.4 GW in such year.” This statement is unclear, and inconsistent with the disclosure in your prospectus summary that the average available capacity was 7.64% higher than peak demand in 2016. Please revise for consistency or clarify your disclosure.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure on the (i) summary (page 7) and (ii) Electric Power Demand and Supply section (pages 74 and 75) of the Preliminary Prospectus to clarify that: “in 2016 the average annual available capacity was 27.35 GW (from total installed capacity of 33.9 GW largely as a result of aging, obsolete and unavailable machinery), 7.68% higher than the peak demand of 25.4 GW for such year, when consumption was limited by imposed restrictions.”

Results of Operations, page 88

6.	Please provide a discussion of your results of operations for the periods represented by the interim financial statements included in your filing or tell us why such disclosures are not required.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure in the Preliminary Prospectus to include a discussion of the results of operations for the interim period ended September 30, 2017 compared to the interim period ended September 30, 2016, beginning on page 84.

Business

Our Competitive Strengths, page 107

7.	Please provide the basis for your competitive position, including the sources supporting the efficiency levels of each of your competitors generating units. Make conforming changes throughout your prospectus.

Response: The Company acknowledges the Staff’s comment and, in response, notes that the disclosure regarding (i) the Company’s competitive position and (ii) the efficiency levels of the Company’s competitors’ generating units is derived from information released by the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA). The Company will supplementally provide to the Staff the sources for the disclosure regarding (i) the Company’s competitive position and (ii) the efficiency levels of its competitor’s generating units.

In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Our Subsidiaries, page 118

8.	Although your disclosures on pages 118 and 119 quantify the percentage contribution of each subsidiary to your consolidated net income, we note that the percentages sum to less than a 10% net income contribution. Please revise your disclosures to identify and quantify the operations that comprise your remaining net income. Please tell us whether the parent(s) of the listed subsidiaries constitute any operations or otherwise help us understand the operations that generate the substantial majority of your net income.

Response: The Company acknowledges the Staff’s comment and, in response, has reviewed the disclosure in the section, “Our Subsidiaries,” of the Preliminary Prospectus. The Company acknowledges that the disclosure therein shows the contribution of its subsidiaries to the Company’s net income as a percentage, and that the Company’s subsidiaries contribute less than 10% to the Company’s net income.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Preliminary Prospectus to include a breakdown for the Company’s total net income for the year ended December 31, 2016 and for the nine-month period ended September 30, 2017, which is as follows: (i) Proener S.A.U. accounted for a loss equaling 0.36% and a gain equaling 0.07% of our net income, respectively; (ii) CP Renovables S.A. accounted for a loss, without taking into account the results of its subsidiaries CP Achiras S.A.U. and CP La Castellana S.A.U., equaling 0.02 % and 0.14% of our net income, respectively; (iii) CP Achiras S.A.U. accounted for a loss equaling 0% and 0.44% of our net income, respectively; (iv) CP La Castellana S.A.U. accounted for a loss equaling 0% and 0.51% of our net income, respectively; (v) TJSM accounted for 0.64% and 0.75% of our net income, respectively; (vi) TMB collectively accounted for 0.9% and 1.15% of our net income, respectively; (vii) IGCE (including a direct interest in DGCE) accounted for 4.20% and 6.86% of our net income, respectively; (viii) IGCU accounted for 2.06% and 2.47% of our net income, respectively; and (ix) Central Puerto S.A. accounted for 92.05% and 90.30% of our net income, respectively.

Evolution of Supply and Demand in the Argentine Energy Sector Structure, page 176

9.	Throughout this section and elsewhere in the prospectus, you provide charts and graphs related to the supply and demand of energy in Argentina. Please disclose provide the sources for the data found in each of these charts and graphs, if not CAMMESA.

Response: The Company acknowledges the Staff’s comment and, in response, has revised its disclosure throughout the Preliminary Prospectus to provide the relevant sources.

Taxation, page 219

10.	Please confirm that you will file the required opinion regarding tax matters. Alternatively, please tell us why you think a tax opinion is not required for this transaction, considering the stated uncertainty with respect to the application of Argentine tax laws to your common shares and ADSs on page 53 and elsewhere. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin 19.

Response: The Company acknowledges the Staff’s comment and, in response, has submitted a form of tax opinion, prepared by Bruchou, Fernández, Madero & Lombardi, as Exhibit 8.1 to the Amended Registration Statement. The signed tax opinion will be included in a subsequent amendment to the Amended Registration Statement as Exhibit 8.1 prior to the effectiveness thereof.

Audited consolidated financial statements of Central Puerto S.A.

Consolidated Statement of Financial Position, page F-4

11.	Please provide within your financial statements all disclosures required by paragraph 79(a) of IAS 1 for each class of share capital or explain how you have provided such disclosure in the financial statements.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the Amended Registration Statement to include the disclosure required by paragraph 79(a) of IAS 1 as a footnote to the consolidated statement of changes in equity in the financial statements as of and for the nine months ended September 30, 2017, which is included on page F-62 of the Amended Registration Statement.

The Company respectfully advises the Staff that it will include similar disclosure in its annual audited consolidated financial statements filed with the Commission.

Notes to the Audited Consolidated Financial Statements

Merger with Hidroneuquen SA, Operating SA and Sociedad Argentina de Energia SA, page F-7

12.	We note that you accounted for your merger with HDNQ, Operating and SADESA as a business combination under common control at historical cost. Please address the following comments related to this merger:

•	Tell us and clearly disclose the date(s) from which each entity has been included in your consolidated financial statements.

•	Tell us whether any consideration was transferred in the merger. If so, explain how the consideration was measured and where you recorded any difference between the consideration transferred and the acquired net assets.

•	Tell us and disclose if the historical carrying amounts of the acquired net assets were based on those recognized by the controlling party or by the transferred entity and whether there was any difference between these two carrying amounts.

Response: The Company acknowledges the Staff’s comment, and advises the Staff as follows:

•	In connection with the accounting for the Company’s merger with HDNQ, Operating and SADESA (the “Merger”) as a merger of entities under common control at historical costs, each of the merged entities has been included in the Company’s consolidated financial statements for the year ended December 31, 2016 (the “2016 Financial Statements”) since January 1, 2015 (i.e., the beginning of the earliest comparative period presented in the 2016 Financial Statements) in order to present the 2016 Financial Statements on a comparative basis.

•	In connection with the Merger, the Company transferred its own shares as consideration for the shares of HDNQ, Operating and SADESA that it received. There was no cash consideration transferred in connection with the Merger. The difference between the value of the shares of the Company transferred and the historical carrying amount of the net assets received by the Company was recorded as a “Merger premium” in equity.

•	There was no difference between the historical carrying amounts of the acquired net assets in the controlling party and in the transferred entity.

a) Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables, page F-8

13.	Please address the following comments related to the plants constructed with FONINVEMEM trust funds:

•	We note that you account for your investments in the Thermal Jose de San Martin and Thermal Manuel Begrano plants using the equity method. Citing applicable IFRS or other support, explain to us how you initially recorded these investments on your balance sheet, including your calculation of the initial basis of the investment. Please also clarify whether you paid or provided any additional consideration for your equity interests and whether and how it was included in the equity investment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that TJSM and TMB are companies created by the shareholders (the various participating electricity generators, or the “Generators”) in order to provide third-party management related to the purchasing of equipment for, and building, operating and maintaining of, the power plants, Thermal Jose de San Martin and Thermal Manuel Belgrano (the “Thermal Plants”). The Thermal Plants are held by separate FONINVEMEM trust funds, and, at December 31, 2016, they were not assets of TJSM and TMB.

Pursuant to the terms of the FONINVEMEM agreement for each project, the ownership of each Thermal Plant will transfer from the applicable FONINVEMEM trust fund to TJSM or TMB, as applicable, after (i) each Thermal Plant is in operation for its first ten years and (ii) all of the conditions of the applicable FONINVEMEM agreement are satisfied.

At December 31, 2016 the Company had a 30.8752% interest in TJSM and a 30.9464% interest in TMB. The Company accounted for its investments in TJSM and TMB in accordance with paragraph 10 of IAS 28. The Company initially recorded the investments in TJSM and TMB at the initial capital contributions made by the Company, which was nominal (Ps.148,000, or US$8,000, each). There was no additional consideration. The carrying amount in TJSM and TMB is increased or decreased to recognize the Company’s share of profit or loss over these companies. Cash dividends received from TJSM and TMB decreased the carrying amount of such investments.

•	You disclose that you “have not recognized interests as well as the effect of the conversion of these receivables into US dollar due to uncertainties.” Please clarify what is meant by “interests” and “uncertainties.” Also explain the “conditions precedent to complete the thermal combined cycle plant and obtain the related regulatory approvals” detailed on page F-42. Finally, contrast your accounting treatment of the Central Vuelta de Obligado SA (CVO) receivables with other generators that have LVFVD and elected to participate in the FONINVENEM. Explain in detail any differences in the accounting or facts specific to each participant. We may have further comment.

Response: The Company acknowledges the Staff’s comment and advises the Staff as follows:

Pursuant to the terms of the CVO agreement, the CVO receivables will be collected in 120 equal, consecutive monthly installments, which include the original amount in Argentine pesos plus interest, both converted into U.S. dollars at the rate stipulated in the agreement (i.e., Ps.3.97 per US$1.00). The installments will accrue interest at LIBOR plus 5% as from the date of the U.S. dollar conversion.

The installments must be collected once the Central Vuelta de Obligado S.A. (“CVO”) power plant (the “CVO Plant”) receives the commercial authorization from CAMMESA to operate as a combined cycle-plant.

Additionally, the CVO agreement stipulates that if the construction of the plant is not completed as a combined cycle-plant, the CVO agreement would be void and the contractual interest at LIBOR rate, as well as its conversion into U.S. dollars, would return to the original terms. In other words, the CVO receivables would revert back to their original condition.

According to the original turnkey construction and supply agreement of the CVO Plant, construction should have been completed by August 2015.

During 2015, the CVO Plant’s construction was delayed due to the fact that the main contractor, General Electric (“GE”), made claims for additional payments due to higher costs. Since the scheduled work had not been completed on time, in September 2015, GE and the separate trust fund in charge of the construction of the CVO Plant (“CVO trust”) signed a supplementary agreement to postpone the completion date of the CVO Plant to July 2016 and the CVO trust made an advance payment to GE, secured by the guarantees posted by GE.

However, during 2016 there were further delays in the CVO Plant’s construction.

In November 2016, GE initiated an arbitration proceeding to collect higher costs, and work on the CVO Plant was virtually suspended. In view of the breach of the completion dates (August 2015 and July 2016), the CVO trust demanded that GE pay it US$100 million as a penalty for the delays in the completion of the CVO Plant, subject to the possibility of enforcing the guarantees posted by GE for US$52 million.

Later in 2016, the two gas turbines experienced damage in the diverter damper and the bypass chimney silencer. The repairs required by both turbines left the CVO Plant, which was then operating as an open-cycle power plant, out of service for a few months during the first half of 2017.

Given the uncertainty in the CVO Plant’s completion and operation as a combined-cycle power plant, at December 31, 2016 the Company did not recognize the interests or the effect of the conversion of these receivables into U.S. dollars since it was not probable at that date that the economic benefits associated with the transaction would flow to the Company.

Based on the events described above, the Company concluded that at December 31, 2016 there were uncertainties: (i) in relation to the completion of the CVO Plant as a combined cycle and consequently, (ii) in obtaining from CAMMESA the commercial authorization. Until these uncertainties no longer exist, the Company is unable to recognize the revaluation of CVO receivables.

In August 2017, the CVO trust and GE signed a second supplementary agreement whereby it was agreed that mutual claims would be suspended for a period of time and that GE would complete the construction of the CVO Plant by February 28, 2018, while making its best efforts to do so by the end of 2017.

Based on the abovementioned second supplementary agreement, the completion of the CVO Plant as a combined cycle is expected to occur in the first quarter of 2018, which would be followed by the commercial authorization from CAMMESA. Based on that, the Company estimates that it would recognize the effects of the revaluation of the CVO receivables in 2018.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is aware that one other Generator participating in the CVO agreement has already reflected the conversion of receivables to U.S. dollars in its financial statements for the 2015 fiscal year.

•	Based on your page 2 and 117 disclosures, you state that you possess a 56.19% interest in CVO. Citing applicable IFRS guidance, please tell us how you currently account for this equity interest. In doing so, explain whether, and where, the assets, liabilities, and results of the plant’s current operations are reflected in your financial statements. If your accounting treatment will change once the plant is operational or some later date, please explain the accounting treatment anticipated, including the amounts at which they will be reflected.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Generators created CVO in order to provide third-party management related to the purchasing of equipment for, building, operating and maintaining of, the power plant, Thermal Central Vuelta de Obligado (the “CVO Thermal Plant”). The in-progress construction of the CVO Thermal Plant is held by a separate trust fund, and, at December 31, 2016, such in-progress construction was not an asset of CVO.

Pursuant to the terms of the CVO agreement, the ownership of the CVO Thermal Plant will transfer from the separate trust fund currently holding the assets to CVO after (i) the CVO Thermal Plant is in operation for its first ten years and (ii) all of the conditions of the CVO agreement are satisfied.

At December 31, 2016, the Company had a 56.19% interest in CVO. The Company consolidated the assets and liabilities of CVO at December 31, 2016 and 2015 (which basically consisted of other current receivables and payables) and the results of its operations for the years then ended (which were minimal since at that stage the trust fund holding CVO Thermal Plant reimbursed CVO for all of the expenses incurred), which do not include the operation of the CVO Thermal Plant. The Company does not expect to change its accounting treatment once the CVO Thermal Plant is operational or within the next ten years.

•	You disclose on page 3 that the FONINVEMEM plants refer to plants in which you “expect to receive equity interests in the future.” Please clarify whether you currently hold equity interests in these plants. If you do not, please explain the mechanism by which you expect to obtain equity interests in the future.

Response: The Company acknowledges the Staff’s comment and, in response, has reviewed the disclosure on page 3, 107 and 132, to clarify that: “FONINVEMEM Plants” refers “to the plants José de San Martín, Manuel Belgrano and Central Vuelta de Obligado that we expect to be transferred from FONINVEMEM trusts to the operating companies, TJSM, TMB and CVOSA, respectively, after the first ten years of operation as a result of the FONINVEMEM program and other similar programs. For a description of when we expect this transfer to occur and other information, see “Business—FONINVEMEM and Similar Programs.”

The Company, supplementaly advises the Staff that, as of the date of the Amended Registration Statement, the Company holds equity interests in the following companies that operate (but do not own) the FONINVEMEM plants, namely, TJSM, TMB and CVO (the “Operating Companies”).

In accordance with the FONINVEMEM agreements for each project, after the first ten years of operation, ownership of the FONINVEMEM Plants will be transferred from the respective trusts that own the FONINVEMEM Plants to the Operating Companies, and the Operating Companies will begin to receive the revenue from the sale of electric power generated by such plants.

The Company advises that, concurrently with the acquisition of the FONIVEMEM plants by the Operating Companies, the Argentine government will become a shareholder of the Operating Companies since it financed part of the construction of such plants.

2.2.6 Property, plant and equipment, page F-15

14.	Please justify the reasons for the differing depreciation methods of your Puerto Combined Cycle, Lujan de Cuyo, and Piedra del Aguila power plants. Please specifically explain the rationale of using a unit-of-production basis to depreciate the Puerto Combined Cycle plant and how the estimated total units of production are established, updated and reliable.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in accordance with paragraphs 60 and 62 of IAS 16, the Company considers for each depreciable unit the method that it believes better reflects the pattern in which the asset’s future economic benefits are expected to be consumed.

In the case of the Puerto Combined Cycle plant, this unit is designed to operate with natural gas and, in some specific cases and for a short period of time, with gas oil.

The useful life of a turbine is assessed by determining the equivalent operating hours (“EOH”) or factored fired hours (FFH). This means that EOH is calculated based on the fuel being burned by the turbine and, therefore, the heat recovery steam generator (HRSG).

For example, an operating hour with gas oil is computed as 1.5 EOH, whereas the ratio is 1:1 when operating with natural gas (i.e., 1.5 hours of gas oil operation are equivalent to one hour of natural gas operation).

Argentina was hampered by severe shortages of natural gas during successive periods over the past 12 years. Consequently, the Puerto Combined Cycle plant was forced to operate with gas oil during the prolonged shortage period rather than with natural gas, thus significantly increasing EOH.

The Company believes that using the units-of-production depreciation method for its Puerto Combined Cycle plant (based on a factor of EOH) is a better reflection of the pattern of usage than the straight-line method, since the useful economic life of the turbine is more closely linked to its usage (and the effect of the fuel burned) and operation than to passage of time.

Total operating hours and actual operating hours EOH are estimated by the supplier of the turbine (GE or Siemens), which supervises machine operating hours and the fuel used to dispatch on an ongoing basis.

The Luján de Cuyo plant only operates with natural gas; hence, calculating the depreciation of the plant by the straight-line method or based on the EOH gives rise to no differences (i.e., EOHs are equal to actual operating hours (1:1) in situations of continuous operation of the asset using the same fuel type).

Since Piedra del Águila plant is a hydroelectric power plant, the abovementioned concepts are not applicable; therefore, the Company depreciates the plant using the straight-line method on the remaining term of the concession granted by the Argentine government, which is less than the remaining useful life of the plant (see also response to comment #17 below).

2.2.8 Impairment of property, plant and equipment and intangible asset, page F-17

15.	Please tell us the level at which you test your electric power facilities for impairment and whether, and the rationale for, any impairment tests that were performed. In doing so, clarify if you test these assets at the individual asset level or at a higher cash-generating unit (“CGU”) level, identify your CGU’s and explain how you your treatment complies with IAS 36.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company tests its electricity plant facilities for impairment on a plant-by-plant basis as the cash inflows of each power plant are largely independent of the cash inflows from the other power plants. This is largely the case because the revenues generated by each plant are based on the output of each power plant on an individual basis. The Company believes that its determination of each power plant as the cash generation unit is consistent with the guidance in paragraphs 66 through 70 of IAS 36.

2.2.17 Information on operating segments, page F-25

16.	Please tell us how you determined each power plant, or each geographic subset of power plants, does not represent a separate operating segment under paragraph 5 of IFRS 8. In particular, we note that both your Piedra del Aguila and Lujan de Cuyo plants do not service Buenos Aires and that the Piedra del Aguila plant operates under an IFRIC 12 concession that expires in 2023.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff about the following consideration related to the electricity market in Argentina:

•	All of the Company’s power plants are connected to the Argentine Interconnection System, enabling coverage for residential and industrial users nationwide. The Argentine Interconnection System permits interaction among all agents in the Argentine wholesale electricity market (WEM) and allows generation companies to dispatch electric power to large users and distributors through the transmission companies. CAMMESA is a quasi-government organization that was established to administer the WEM.

•	The prices for electric power are regulated by the Secretariat of Electric Energy.

•	As from 2013, new contracts in the Term Market (a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand) have been suspended.

•	Also, since 2013, all fuels, except coal, are provided by CAMMESA.

•	Because of a significant gap between the supply and demand of electric power in Argentina, there has not been significant competitive pressure in the Argentine electric power over the past 12 years.

•	The electric power generation is classified as an activity of public interest associated with the provision of a public service of transmission and distribution of electric power. Thermal electric power generators (generation using natural gas, liquid fuels derived from oil or coal) do not need a concession granted by the government to operate, whereas hydroelectric power generators do need a concession granted by the government to be able to use water sources.

•	Substantially all of the electric power produced by the Piedra del Águila plant and other generators in the Comahue area is transported to locations where demand is higher, primarily in the Buenos Aires metropolitan area.

Due to the abovementioned considerations, the Company considers its operations in Argentina as an operating segment, since no separate information on results of operations is reviewed by the Chief Operating Decision Maker on a plant-by-plant or geographic basis in order to make decisions about resources to be allocated to the business and to assess its performance.

Accordingly, neither of these power plants individually meets the definition of an operating segment under paragraph 5 of IFRS 8.

2.5 Changes in accounting estimates, page F-28

17.	We note that a change in accounting estimate resulted in additional fiscal 2016 depreciation for your Piedra del Aguila power plant. Please tell us in detail, and disclose summarily, the specifics of and reasons for this change in accounting estimate. For example, disclose if the change resulted from a revision to the residual value, useful life, and/or depreciation method and explain to us what events caused the change.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in accordance with paragraphs 51 and 61 of IAS 16 the Company reviews, at each reporting period-end, the residual value, depreciation method and the useful life of its depreciable assets.

Effective as from January 1, 2016, the Company changed its depreciation method for the Piedra del Águila complex from units-of-production (electric power generated) to the straight-line basis method of the Piedra del Águila complex since the Company believes that new method better reflects the pattern in which the asset’s future economic benefits are expected to be realized in the remaining term of the concession granted by the government.

Each hydrology has associated with it a possible generation of electric power based on the theoretical performance of the turbine-generator set installed in the hydroelectric exploitation.

At the beginning of the concession, the Company estimated the energy to be generated throughout the term of the concession based on the historical records of river flows (and through it, the theoretical power generation) that were counted as from 1943 by the governmental authority overseeing the dam.

From the beginning of the concession until 2015, the average energy generated by the Piedra del Águila hydroelectric power plant was slightly below the historical average and consequently with the estimated energy to be generated for each year of the concession.

Since 2010, the trend toward a decline in energy generation grown, with its greatest effect in 2016, when the lowest amount of energy was generated since the beginning of the concession and was approximately half of the energy generated in 2015 and the historical average.

The changes in the hydrology of the hydrological basin that have resulted in a trend toward a decrease in energy generated, in addition to the increase in the variability river water levels, makes it difficult to reliably estimate an annual amount of energy to be generated, which difficulty is compounded by the need to do so for a period of several years.

Based on the changes mentioned above and also considering the remaining term of the concession (less than a third of its term, or seven years), the Company concluded based on the new facts and circumstances obtained from its experience and knowledge, that a change in its depreciation/ amortization method was appropriate as from January 1, 2016. Pursuant to paragraph 61 of IAS 16, the change in the depreciation/ amortization method has been accounted for as a change in estimate, which was applied prospectively from the date of change.

6.1 Other operating income, page F-36

18.	We note that you recognized a one-time gain of ARS 520.4 million during fiscal 2016 in connection with a revised estimate of “certain” LVFVD CAMMESA receivables recognized on December 31, 2015. Please explain to us in greater detail the nature of and reasons for this gain including a background description of “certain” LVFVD-related CAMMESA receivables. Citing relevant IFRS guidance, also tell us how you determined the appropriate accounting treatment, including the reasons such gain should be recorded during fiscal 2016 instead of during fiscal 2015.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affected the remuneration of generators whose sales prices had been frozen since 2003. This resolution defined a new remuneration system based on compensation for fixed costs, non-fuel variable costs and an additional remuneration, as defined therein. All of these items were to be paid in the short-term to generators, except for a portion of the additional remuneration, which had to be implemented through LVFDV and directed to develop “New Infrastructure Projects in the Energy Sector.”

Accordingly, since 2013 the Company has accrued LVFVD receivables related to the portion of additional remuneration not collected in cash that were initially recorded at the amount expected to be collected from the execution of new generation project to be partially financed by CAMMESA.

In 2016, the Company reassessed the timing of the expected cash flows when it entered into several loans with CAMMESA under Resolution 146 (please see the Company’s response to comment #21) that would have allowed the exchange of the LVFVD receivables for the amounts owed and payable to CAMMESA in four years under Resolution 146. Prior to the new agreement with CAMMESA, the timing of collection of the LVFVD receivables was highly uncertain. The new agreement with CAMMESA and the resulting change in the timing of expected cash flows led to the revaluation of these receivables in 2016 in accordance with IAS 39 paragraph AG8. Thus, the Company recognized the change in value in 2016 and not in 2015.

The impact of this reassessment is detailed in Note 6:1 (1) to the 2016 Financial Statements.

Note 8. Earnings per share, page F-38

19.	We note that your weighted average shares gave retrospective effect to your fiscal 2016 stock dividend (split) and the capital stock decrease due to your common control merger. Tell us why you did not give retrospective effect to these items within your consolidated statements of financial position and changes in equity. Please also show us how you computed weighted average shares for the periods that the commonly controlled entities were separate entities.

Response: The Company acknowledges the Staff’s comment and respectfully advises that (i) the Company is incorporated in Argentina, (ii) its shares are listed on the Bolsas y Mercados Argentinos S.A. and the Mercado Abierto Electronico S.A. and (iii) it is registered with the Argentine securities regulator (Comision Nacional de Valores or “CNV”).

Under the Ley de Sociedades Comerciales (or the Argentine Companies Law) and the rules of the CNV, the Company should record these transactions (capital reduction by merger and stock dividend) when the transactions are approved by a shareholders’ meeting. Therefore, in the Company’s view, the legal form of the transaction should guide the accounting in the Company’s consolidated financial statements, with no retrospective adjustment in its consolidated statement of financial position and changes in equity. The legal recognition merely results in a reclassification within equity since the net assets of the Company are the same immediately before and after the legal recognition of the issued shares.

The Company supplementally advises the Staff that since the Company accounted for the merger with HDNQ, Operating and SADESA as a merger of entities under common control at historical cost, similar to a pooling of interests, the number of ordinary shares was adjusted as if the event had occurred on January 1, 2015 (i.e., the beginning of the earliest comparative period presented in the 2016 Financial Statements) in order to present the financial statements on a comparative basis.

12.1 Trade and other receivables, page F-41

20.	You disclose that trade receivables from CAMMESA accrue interest “once they become due. However, they are recorded once known (at the time informed by CAMMESA).” Please tell us and clarify your disclosures to distinguish the difference between recognizing the existence of, versus accruing interest on, CAMMESA receivables. In this regard please explain what you mean by CAMESA receivables are recorded at the time informed by CAMMESA. Please also explain the terms for accruing interest on CAMMESA receivables. If the accounting methodology for accruing interest varies based on the nature of receivables, such as those related to the FONINVEMEM agreements, please explain the methodology by type of receivables.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that receivables from CAMMESA have the right to accrue interest once they become due. The interest rate or interest amount is determined by reference to the interest rate CAMMESA obtains from its investments and is informed and agreed from time to time upon settlement, collection or confirmation of amounts from CAMMESA. The Company recognizes the receivables when delivering energy and defers interest recognition until the interest rate or interest amount is informed by CAMMESA.

“Informed by CAMMESA” means that the amount of interest has been determined by CAMMESA and notified through a billing document to the Company.

The Company accrues interest on receivables from CAMMESA according to the nature of the receivables, as follows:

Receivables for FONINVEMEN I and II: The Company accrues interest according to the explicit rate agreed in the corresponding agreements for the passage of time. Such interest is known and “informed by CAMMESA.”

CVO receivables: The Company has not accrued contingent interest and expects to do so when the CVO Thermal Plant construction is finalized and the plant operates as a combined-cycle plant (see response to comment #13).

LVFVD (Sales Liquidations with Maturity Dates to be Defined): Since 2013, with the implementation of Resolution 95, the Company began to accrue LVFVD related to the portion of additional remuneration not collected in cash. Likewise, since 2014, with the issuance of Resolution No. 529/2014 (“Resolution 529”), the Company began to accrue LVFVD related to non-recurring maintenance remuneration. All LVFDVs are entitled to accrue interest. The Company has recognized interest on the LVFDVs for which interest or amount has been “Informed by CAMMESA.”

12.4 Borrowings from CAMMESA, page F-43

21.	Please explain to us how you reflected the year-over-year change in your CAMMESA borrowings within your statements of cash flows and the rationale for such classification. Please also explain to us when borrowings are necessary from CAMMESA versus collection of receivables from CAMMESA and whether you have any election in which form of cash flow you may receive.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company reflected the cash received under CAMMESA borrowings within financing activities in the Company’s consolidated statements of cash flows in accordance with IAS 7 paragraph 17(c) since the borrowings from CAMMESA included the common terms in a financing arrangement (e.g., interest rate, maturity date, repayment terms and guarantees).

Resolution No. 146 issued in 2002 by the former Secretariat of Energy provides that any generator who needs to perform major or extraordinary maintenance and needs resources for such works may request financing, subject to the availability of funds and the performance of the conditions set forth by such rule.

The major maintenance programs were previously approved by the former Secretariat of Energy.

As prescribed in Resolution No 146, the Company entered into several loan agreements with CAMMESA to cover the costs arising from its major or extraordinary maintenance projects.

On May 23, 2014, the former Secretariat of Energy released Resolution 529, which among other items, included a new scheme of remuneration for non-recurring maintenance works for thermal generation. This remuneration is implemented through LVFDV (the “non-recurring maintenance remuneration LVFDVs”) and is aimed to cover the costs that the generator incurs when performing maintenances in its units.

Repayment of the borrowings starts when the relevant major maintenance is completed in 48 monthly installments.

The Company could repay amounts due to CAMMESA, at its option, through (i) cash or (ii) net settlement with the receivables on non-recurring maintenance remuneration LVFDVs.

16.1 Income tax, page F-51

22.	We note that you recorded a provision of ARS 321.6 million as of December 31, 2016 related to a tax return position that you do not ultimately believe will be approved by the relevant authorities. Please disclose the fiscal year during which you recorded this provision. To the extent that there were changes to this provision in the periods presented, provide the disclosures required by paragraph 84 of IAS 37.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company recorded the provision during the fiscal year ended December 31, 2014.

Further, the Company advises the Staff that it understands that the disclosure currently contained in note 16 complies with the requirements of paragraph 84 of IAS 37.

20.4 Potential sale of the La Plata plant, page F-57

23.	We note you have entered into a framework agreement and a memorandum of understanding in connection with the possible sale of your La Plata plant “and are in the process of negotiating a final agreement.” Please clarify why you have not classified the La Plata plant under IFRS 5 as held for sale or within discontinued operations in your annual and/or interim financial statements. Also, tell us the useful lives you are using to depreciate the material assets of the La Plata plant, how you determined the useful lives, and if you based the residual values on the terms of the preliminary sales agreement or on some other basis. Finally, please ensure you update this disclosure to indicate the arrangements under which you are operating with respect to steam and electric power sales to YPF.

Response: On August 9, 2017, the Company entered into a framework agreement and a memorandum of understanding in connection with the possible sale of the La Plata plant to YPF S.A. (“YPF”).

The Company believes that at September 30, 2017 and December 31, 2016, the La Plata plant did not meet the criteria to be classified as held for sale under paragraphs 7 and 8 of IFRS 5. The Company concluded that it was not able to assert that the sale of the La Plata plant was highly probable or that it would be completed within one year. The Company reached this conclusion since the sale was contingent on (a) the execution of a final agreement between the Company and YPF, (b) the approval of the Board of Directors of both the Company and YPF and (c) the execution of a power purchase agreement with CAMMESA (an entity other than the two negotiating companies) relating to the expansion project at our Luján de Cuyo plant.

We also advise the Staff that the useful lives used to depreciate the material assets of the La Plata plant do not exceed the term of the abovementioned agreement with YPF. However, the Company estimated a residual value for the La Plata plant based on the value that the Company expects to receive upon the termination of the agreement with YPF, and not on the terms of the framework agreement and memorandum of understanding entered into with YPF. In estimating the residual value, the Company assumed that it would recover the remaining book value had the plant been depreciated based on its useful life without considering the term of the agreement with YPF.

The carrying amount of the La Plata plant and its related asset at September 30, 2017 is lower than the expected sale price pursuant to the framework agreement.

* * *

The Company appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,
/s/ Andrés de la Cruz
Andrés de la Cruz

cc:	Jorge Rauber

Chief Executive Officer

Central Puerto S.A.

Emilio Minvielle, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Juan Francisco Mendez, Esq.

Simpson Thacher & Bartlett LLP